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                              July 13, 2023

       Anton Feingold
       Corporate Secretary
       Ares Acquisition Corp
       245 Park Avenue, 44th Floor
       New York, New York 10167

                                                        Re: Ares Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 3, 2023
                                                            File No. 333-269400

       Dear Anton Feingold:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Unaudited Pro forma Condensed Combined Financial Information Accounting for the Business Combination, page 228

   1. We note your response to prior comment number one. It appears the merger between X-
                                                        energy and AAC should
be accounted for as a reverse recapitalization, with AAC being treated as the
"acquired" company for financial reporting purposes. It also appears for accounting purposes,
the reverse recapitalization will be the equivalent of X-energy issuing stock for the
net assets of AAC, accompanied by a recapitalization, resulting in the business combination
being an in-substance capital transaction. It further appears the net assets of AAC should be
stated at historical cost with no goodwill or other intangible assets recorded. If you
agree, please modify your accounting treatment disclosure to state
 Anton Feingold
FirstName  LastNameAnton Feingold
Ares Acquisition Corp
Comapany
July       NameAres Acquisition Corp
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
         such or otherwise provide us with a comprehensive VIE analysis supporting your assertion that X-energy is a VIE and AAC is the primary beneficiary. General

2.       Please provide us with any correspondence between Barclays and AAC or
X-energy
         relating to Barclays' resignation.
3. Please provide us with the engagement letter between AAC and Barclays. Please disclose any ongoing obligations of the company pursuant to the engagement letter or underwriting agreement that will survive termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.
4. Please provide us with a letter from Barclays stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Barclays and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Barclays does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.
5. Please revise your disclosure to caution investors that they should not place any reliance on the fact that Barclays has been previously involved with the transaction and/or the
         SPAC.
6. We understand that Barclays has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and
clarify the SPAC   s
         current relationship with Barclays. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
7. Please describe what relationship existed between Barclays and AAC after the close of the
         IPO, including any financial or merger-related advisory services conducted by Barclays.
         For example, clarify whether Barclays had any role in the identification or evaluation of business combination targets.
8. We note your disclosure that "Barclays did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees." If there was no dialogue and you did not seek out the reasons why Barclays was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551- 3723
if you have questions regarding comments on the financial statements and related matters. Please
 Anton Feingold
Ares Acquisition Corp
July 13, 2023
Page 3

contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameAnton Feingold                         Sincerely,
Comapany NameAres Acquisition Corp
                                                         Division of
Corporation Finance
July 13, 2023 Page 3                                     Office of
Manufacturing
FirstName LastName